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14045992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 26 2014 WASH., DC SECTION

SEC FILE NUMBER
8-66127

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Millennium Wave Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2900 McKinnon, Apartment 1708
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DD 3/21/14

OATH OR AFFIRMATION

I, John F. Mauldin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Millennium Wave Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON MICHELLE STATON
Notary Public, State of Texas
My Commission Expires
July 26, 2016

Signature

PRES
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CFTC FORM 1-FR-IB (Part A) 0005 OMB No. 3038-0024

Name of Company: Millennium Wave Securities, LLC 0010	Employer ID No: 75-2839862 0020	NFA ID No: 376216 0030
Address of Principal Place of Business: 2900 McKinnon	Person to Contact Concerning This Report: John F. Mauldin 0040	
Apartment 1708	Telephone No:	
Dallas, TX 75201 0050	(214) 272-2383 0060	

1. Report for the period beginning January 1, 2013 0070 and ending December 31, 2013 0080

2. Type of report: 0090 [X] Certified [ ] Regular quarterly/semiannual

[ ] Special call by: ______________ [ ] Other -- Identify: ______________

3. Check whether 0095 [ ] Initial filing [ ] Amended filing

4. Name of IB's Designated Self-Regulatory Organization: National Futures Association 0100

5. Name(s) of consolidated subsidiaries and affiliated companies:

Name		Percentage Ownership		Line of Business	
	0110		0120		0130
	0140		0150		0160
	0170		0180		0190
	0200		0210		0220
	0230		0240		0250

The introducing broker, or applicant for registration therefor, submitting this Form and its attachments and the person whose signature appears below represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute Federal Criminal Violations (see 18 U.S.C. 1001).

Signed this 21 day of February, 2014

Manual signature [signature]

Type or print name John F. Mauldin

[ ] Chief Executive Officer [ ] Sr. Vice President and Chief Financial Officer Corporate Title Member & President

[ ] General Partner [ ] Sole Proprietor

AUTHORITY: Sections 4c, 4d, 4f, 4g, 5a, 8a, and 17 of the Commodity Exchange Act (7 U.S.C. §§ 6c, 6d, 6f, 6g, 7a, 12a, and 21)

MILLENNIUM WAVE SECURITIES, LLC

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1 - 2
STATEMENT OF FINANCIAL CONDITION		3
STATEMENT OF INCOME		4
STATEMENT OF CHANGES IN MEMBERS' EQUITY		5
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		6
STATEMENT OF CASH FLOWS		7
NOTES TO FINANCIAL STATEMENTS		8 - 9
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11 - 12
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
NFA SUPPLEMENTAL SCHEDULE IB		14-15
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		17 - 18
INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5		20 - 22

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Millennium Wave Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Millennium Wave Securities, LLC as of December 31, 2013, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and pursuant to Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennium Wave Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 11 through 15 is presented for purposes of additional analysis and is not a required part of the financial statements. The computation of net capital and computation of reserve requirements and information relating to possession of control requirements are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The computation of the minimum capital requirements is supplementary information required by regulations of the Commodity Futures Trading Commission. The NFA supplemental schedule-IB is supplementary information required by the rules of the National Futures Association. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other procedures applied in the audit of the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11 through 15 is fairly stated in all material respects in relation to the financial statement as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 14, 2014

MILLENNIUM WAVE SECURITIES, LLC
Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$	153,799
Referral fees receivable		192,017
Other assets		18,315
	$	364,131

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	48,317
		48,317
Members' equity		315,814
	$	364,131

The accompanying notes are an integral part of these financial statements.

MILLENNIUM WAVE SECURITIES, LLC
Statement of Income
For the Year Ended December 31, 2013

Revenues	
Referral fees	$ 1,717,573
Other revenue	1,263
	1,718,836
Expenses	
Office services fee	50,588
Regulatory fees and expenses	25,422
Professional fees	62,785
Other expenses	69,092
	207,887
Income before income taxes	1,510,949
State income tax expense	7,431
Net income	$ 1,503,518

The accompanying notes are an integral part of these financial statements.

MILLENNIUM WAVE SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2013

	Managing Member	Non-Managing Member	Total
Balances at December 31, 2012	$ 294,304	$ -0-	$ 294,304
Distributions	(1,482,008)	-0-	(1,482,008)
Net income	1,503,518	-0-	1,503,518
Balance at December 31, 2013	$ 315,814	$ -0-	$ 315,814

The accompanying notes are an integral part of these financial statements.

MILLENNIUM WAVE SECURITIES, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2013

Balance at December 31, 2012	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2013	$	-0-

The accompanying notes are an integral part of these financial statements.

MILLENNIUM WAVE SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$ 1,503,518
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in referral fees receivable	(10,433)
Increase in other assets	(253)
Decrease in accounts payable and accrued expenses	(9,274)
Net cash provided (used) by operating activities	1,483,558
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Distributions to managing member	(1,482,008)
Net cash provided (used) by financing activities	(1,482,008)
Net increase (decrease) in cash and cash equivalents	1,550
Cash at beginning of year	152,249
Cash at end of year	$ 153,799

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 7,431

The accompanying notes are an integral part of these financial statements.

MILLENNIUM WAVE SECURITIES, LLC
Notes to Financial Statements
December 31, 2013

Note 1 - Summary of Significant Accounting Policies

Millennium Wave Securities, LLC, (the "Company") is a Texas limited liability company which was formed on September 8, 1999 and will continue perpetually, unless sooner terminated in accordance with the provisions of the Company's Limited Liability Company Regulations. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the Commodity Trading Commission as an Introducing Broker, Commodity Pool Operator, and Commodity Trading Advisor and is a member of the National Futures Association. The Managing Member of the Company is John F. Mauldin.

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Referral fees are fees earned from unaffiliated broker-dealers, funds or other entities to whom the Company refers investors. Such amounts are recognized as income when earned. Referral fees receivable are estimated by management based on information received from the third parties from whom the fee is due. Actual amounts received could differ from these estimates, and such differences could be material to the financial statements. Referral fees are generally collected within a few months following their accrual. As such, management has not recorded on allowance for doubtful accounts on these receivables.

A significant portion of the referral fees earned by the Company are received from a third party and its affiliate. Referral fee income includes $1,657,462 earned from such third party and its affiliate during the year ended December 31, 2013. Referral fees receivable at December 31, 2013 include $176,822 due from such third party and its affiliate.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statues of limitations generally raging from three to five years.

Pursuant to an agreement between the members, the Managing Member is allocated 100% of all income or loss of the Company.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company maintain minimum net capital of $45,000. At December 31, 2013, the Company had net capital $105,482, which was

Note 2 - Net Capital Requirements, continued

$60,482 in excess of its required net capital of $45,000. The Company's percentage of aggregate indebtedness to net capital was 45.81%.

Capital distributions to the members can be made under a capital distribution policy approved by the Company's members. Periodic distributions approved by the members are made in order to enable the members to pay federal income taxes on Company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

Note 4 - Concentration Risk

The Company may at various times during the year have cash balances in excess of federally insured limits.

Note 5 - Related Party Transactions

Mauldin Management Company ("MMC"), an affiliate of the Company, makes available certain facilities and provides for the performance of certain services for the Company and two other affiliated companies, including office space, utilities, staff and certain other general administrative expenses. MMC allocates such expenses among the affiliates based on each affiliate's respective expense agreement. One affiliate is allocated 1/3 of such expenses, and the remaining expenses are allocated to the remaining two affiliates, including the Company, pro rata based on each company's percentage of aggregate revenue generated by such companies. For the year ended December 31, 2013, the Company was allocated $112,316 of such expenses, which is reflected in various expense accounts in the statement of income and of which $26,655 is payable at December 31, 2013.

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Note 6 - Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 7 - Subsequent Event

The Company distributed $93,400 to the Managing Member during the period January 1, 2014 through February 14, 2014.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2013

Schedule I

MILLENNIUM WAVE SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$ 315,814
Total capital and allowable subordinated liabilities	315,814
Deductions and/or charges:	
Non-allowable assets:	
Referral fees receivable	(192,017)
Other assets	(18,315)
Net capital before haircuts on securities positions	105,482
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
Other securities	-0-
Net capital	$ 105,482

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:	
Accounts payable and other accrued expenses	$ 48,317
Total aggregate indebtedness	$ 48,317

Schedule I (continued)

MILLENNIUM WAVE SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 3,221
Minimum dollar net capital requirement of reporting broker or dealer	$ 45,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 45,000
Net capital in excess of required minimum	$ 60,482
Excess net capital at 1000%	$ 100,650
Ratio: Aggregate indebtedness to net capital	.46 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no difference in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

MILLENNIUM WAVE SECURITIES, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

NFA

MILLENNIUM WAVE SECURITIES, LLC
E.I.N. 75-2839862
NFA ID #: 0376216

NFA SUPPLEMENTAL SCHEDULE-IB

This schedule provides additional information and calculations which are required by NFA but are not provided for on the Form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the spaces provided.

A) Capital requirements and restrictions

See notes below	1 Minimum Capital Requirement	2 Equity Withdrawal Restriction	3 Suspended Repayment Restriction
A Minimum dollar amount	$45,000	$54,000	$54,000
B Calculation based on branch offices Number of branch offices = 1	x $6,000 = $6,000	x $7,200 = $7,200	x $7,200 = $7,200
C Calculation based on associated persons Number of associated persons = 1	x $3,000 = $3,000	x $3,600 = $3,600	x $3,600 = $3,600
D Securities broker/dealers per SEC 15c3-1	$5,000	N/A	N/A
Enter the greatest of A - D	$45,000	$54,000	$54,000
		+ Subordinated debt maturing in next 6 mos. 0	+ Subordinated debt maturing in next 6 mos. 0
		+ Expected capital withdrawals in next 6 mos.	
		Total $54,000	Total $54,000

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.
2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.
3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio
Equity capital must be at least 30% of the required total shown here.

Ownership equity	$ 315,814	Ownership equity	$ 315,814
+ Qualifying subordinated debt	+ 0	+ Total subordinated debt	0
		- Excess net capital	60,482
= Equity Capital	= $ 315,814	= Required total	$ 255,332

Equity Capital / Required Total 123.69%

(continued)

MILLENNIUM WAVE SECURITIES, LLC
E.I.N. 75-2839862
NFS ID#: 0376216

C) Current Receivables (Balance Sheet Line 7)

Receivables may only be classified as current to the extent that the market value of any collateral less applicable charge exceeds the amount of the receivable.

Receivable	Collateral				Non-current
Amount	Description	Market Value	Charge*	Net	Receivable
- NOT APPLICABLE -					

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged.

D) Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceed 95% of the market value of the commodity must be shown as a charge against capital.

Advance	Collateral				Capital
Amount	Description	Market Value	Charge	Net	Charge
- NOT APPLICABLE -			95%		
			95%		
			95%		
			95%		

E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)

A charge must be taken against any inventory, fixed price commitments, or forward contracts as follows

0%-Inventory hedged and registered as deliverable
10%-Hedged fixed price commitments & forward contracts
5%-Inventory hedged but not registered as deliverable
20%-Unhedged inventory, fixed price commitments, and forward contracts

Description	Market Value	Charge %	Charge Amount
- NOT APPLICABLE -			

F) Proprietary Accounts (Net Capital Computation Line 9)

A charge must be taken for any trading done by an IB for its own account.
The charge is 150% of the exchange maintenance margin.
No deduction is allowed for equity in the account.

Account Number	Maintenance Margin	Charge %	Charge Amount
- NOT APPLICABLE -		150%	
		150%	
		150%	
		150%	
		150%	

Attach a listing of all open proprietary positions.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended December 31, 2013

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Millennium Wave Securities, LLC

In planning and performing our audit of the financial statements and supplemental information of Millennium Wave Securities, LLC (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the period computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to access the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above–mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provided management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 (d)(2) list additional objectives of the practices and procedure listed in the two preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of the report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc., the CFTC, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 14, 2014

Independent Accountant's Report

on the SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2013

ACCOUNTANTS
CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Members of
Millennium Wave Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Millennium Wave Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Millennium Wave Securities, LLC's compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Millennium Wave Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 14, 2014

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066127 FINRA DEC
MILLENNIUM WAVE SECURITIES LLC 16*16
MILLENNIUM WAVE INVESTMENTS
2900 MCKINNON ST APT 1703
DALLAS TX 75201-1067

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

VALYNDA A. EWTON 214-526-0806

2. A. General Assessment (item 2e from page 2)		$ 4293.93
B. Less payment made with SIPC-6 filed (exclude interest) 7/1/2013 Date Paid		(2282.04)
C. Less prior overpayment applied		(0.00)
D. Assessment balance due or (overpayment)		2011.89
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0.00
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2011.89
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2011.89	
H. Overpayment carried forward	$(0.00)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MILLENNIUM WAVE SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 10 day of FEBRUARY, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1718836.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): FINRA REBATE (Deductions in excess of $100,000 require documentation)	1263.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1263.00
2d. SIPC Net Operating Revenues	$ 1717573.00
2e. General Assessment @ .0025	$ 4293.93 (to page 1, line 2.A.)